SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 __________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com April 1, 2013

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Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:        TCP Capital Corp.

Registration Statement on Form N-2

File Numbers 333-185319

Dear Mr. Minore:

TCP Capital Corp. (the “Company” or the “Holding Company”) has today filed Pre-Effective Amendment No. 2 (“Amendment No. 2”) to its registration statement initially filed on Form N-2 on December 7, 2012 (the “Registration Statement”).  In this letter, Special Value Continuation Partners, LP is referred to as the Operating Company.  On behalf of the Company, enclosed please find for your convenience copies of Amendment No. 2, together with marked copies of Amendment No. 2 indicating changes to the Registration Statement.

We are forwarding you Amendment No. 2 in response to the comments that you issued to the Company by phone call on March 28, 2013.  The comments are set forth below and are followed by the Company’s response.

Securities and Exchange Commission

April 1, 2013

Prospectus Cover Page

1.     Comment:           In the first sentence of the cover, please disclose the percentage of total equity of the Operating Company that the Holding Company owns.

Response:         The Company has revised disclosure accordingly.

2.     Comment:           Please include the following disclosure on the cover page: “In addition, many of the debt securities we hold typically do not fully amortize prior to maturity, which potentially heightens the risk that we may lose all or part of our investment.”

Response:         The Company has included substantially similar disclosure on the cover page.

Table of Contents

3.     Comment:           Please include references to the Fees and Expenses section and the Selected Financial Data section in the Table of Contents.

Response:         The Company has revised disclosure accordingly.

The Company (page 2)

4.     Comment:           Please disclose that the deemphasizing in distressed investments may affect the future performance of the Company.

Response:         The Company has revised disclosure accordingly.

Securities and Exchange Commission

April 1, 2013

The Offering (page 16)

5.     Comment:           Please disclose that the waived administration reimbursements may be recouped by the Administrator, if true.  Otherwise, please confirm supplementally that the waiver of such reimbursements is permanent.

Response:         The Company confirms that the Administrator’s waivers of such reimbursements to date are permanent.

Fees and Expenses Table (page 17)

6.     Comment:            Please confirm that the Fees and Expenses table has been grossed up for the reimbursements waived by the Administrator.  Otherwise, please revise the Fees and Expenses table accordingly.

Response:         Unlike Item 3 of Form N-1A for open-end funds, Item 3 of Form N-2 does not require grossing up for expense waivers that are not in place for at least one year.  Accordingly, the Company has not complied with this comment and instead confirms, as specified in instruction 6 to Item 3, that the amount shown under “Other Expenses” is based on the other expenses that it expects to incur during the next twelve months.

Risks (page 22)

The Revolving Facility matures in July 2014 and the Preferred Interests will be subject to mandatory . . . (page 25)

7.     Comment:           Please disclose that if the Company is not able to replace the Revolving Facility, it will be required to liquidate assets to pay the amounts due under such facility.

Response:         The Company has revised disclosure accordingly.

Securities and Exchange Commission

April 1, 2013

Management’s Discussion and Analysis (page 64)

Portfolio and Investment Activity—December 31, 2012 (page 69)

8.     Comment:           Please disclose the relative dollar amounts of the investments in new portfolio companies and existing portfolio companies.  Also, please disclose that investments in new portfolio companies bear greater risk than investments in existing portfolio companies.

Response:         The Company has disclosed the relative dollar amounts of investments in new portfolio companies and existing portfolio companies.  However, the Company believes that there is no basis for a statement that new investments are riskier than existing ones and respectfully declines to make the change requested in the second sentence of comment 8.

Description of Our Securities (page 104)

9.     Comment:           Please revise the first sentence in this section to, “The following is a description of the material portions of the Delaware General Corporation Law, our charter and bylaws, and the 1940 Act.”

Response:         Instruction 1 to Item 10.1.a and the instruction to Item 10.1.f of Form N-2 provide that legal descriptions and descriptions of laws are not required.  The descriptions do not purport to be descriptions of the material portions of anything, as that is not required.  Further, a portion of the requirements under the 1940 Act that are relevant to the operation of the Company and to its stock are found in other sections of the prospectus.  The Company respectfully submits that it would be inaccurate to state that this portion of the prospectus summarizes these requirements and inappropriate to repeat them here.  Accordingly, the Company respectfully declines to make the requested change.

Securities and Exchange Commission

April 1, 2013

Description of Our Securities—Potential Sales Of Common Stock Below Net Asset Value—Examples of Dilutive Effect of the Issuance of Shares Below NAV Per Share—Impact on New Investors (page 115)

10.     Comment:         Please include an example of an offering of 25% of the Company’s common stock at a 100% discount.

Response:         The Company has revised disclosure accordingly.

Plan of Distribution (page 126)

11.     Comment:         Please disclose that the Company will not offer shares of common stock below net asset value in this prospectus.

Response:         The Company has revised disclosure accordingly.

Plan of Distribution (page 128)

12.     Comment:         At the end of the first paragraph on page 128, please include the following sentence, “Such financial institution or third party in such transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).”

Response:         The Company has revised disclosure accordingly.

Form of Prospectus Supplement

Cover Page

13.     Comment:         Please include all the information on the cover page of the Prospectus on the cover page of the form of Prospectus Supplement, as applicable.

Response:         The Company has revised disclosure accordingly.

Securities and Exchange Commission

April 1, 2013

Underwriting (page S-13)

14.     Comment:         Please delete “to the extent required to be disclosed by applicable law or regulation” from the sentence beginning with “Describe any other specific transactions and compensation related thereto.”

Response:         The Company has revised disclosure accordingly.

Comment 31 to Response Letter

15.     Comment:         In your response letter, other than an underwriting agreement (which the Company has confirmed in its response letter dated March 25, 2013), please confirm that the Company will file all other arrangements that the Company may enter into with underwriters and their affiliates regarding services and fees paid by the Company in relation to an offering by post-effective amendment to the Registration Statement for each offering pursuant to the Registration Statement no later than the closing date of each such offering.

Response:         The Company will file any applicable arrangements for each offering of shares of common stock pursuant to the Registration Statement in the manner and within the timeframe requested.

Undertakings (page C-5)

16.     Comment:         Please confirm that the Company will file each final prospectus supplement pursuant to Rule 497(e) of the Securities Act of 1933 and that such prospectus supplement shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.

Response:         The Company confirms that it will file each final prospectus supplement pursuant to Rule 497(e) of the Securities Act of 1933 and that such prospectus supplement shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.

Securities and Exchange Commission

April 1, 2013

The Holding Company and the Operating Company acknowledge that:

1.            the Holding Company and the Operating Company are responsible for the adequacy and accuracy of the disclosure in the filing;

2.            should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.            the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company and the Operating Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.            the Holding Company and the Operating Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company intends to commence an offering promptly after the effective date of this Registration Statement and thereafter from time to time.

The Company has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.  If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.

Very truly yours,

/s/ Richard T. Prins
Richard T. Prins